
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 30, 2024


_____

In the Matter of

Rite Aid Corporation	**ORDER DECLARING THE APPLICATION**
P.O. Box 3165	**FOR QUALIFICATION OF THE TRUST**
Harrisburg, Pennsylvania 17105	**INDENTURE EFFECTIVE PURSUANT TO**
	SECTION 307(c) OF THE TRUST INDENTURE
	ACT OF 1939, AS AMENDED

File No: 022-29116 and 022-29116-01 to -109

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       Rite Aid Corporation filed with the Commission an application on Form T-3 and a Form T-1 for the qualification of the indenture identified in those documents, pursuant to Section 307(a) of the Trust Indenture Act of 1939, and the rules thereunder, and has requested acceleration of the effective date of the qualification of the indenture, pursuant to Section 307(c) of the Act.

       It is ORDERED that the application shall become effective and the indenture qualified at 2:30PM on August 30, 2024.

       Attention is directed to the provisions of Section 324 of the Trust Indenture Act of 1939, as amended, which make unlawful certain representations with respect to the effect of qualification under the Act.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

                                 Mara L. Ransom
                                 Office Chief